Exhibit 99.1

Bell Canada
1 Carrefour Alexander-Graham-Bell
Building A7
Verdun (Québec)
H3E 3B3

Michel Lalande
Senior Vice-President, General Counsel &
Corporate Secretary - BCE & Bell
Telephone: 514 391-8386
Facsimile: 514 766-8161
michel.lalande@bell.ca

April 28, 2016

Re :	BCE Inc. Report of Voting Results pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations (« NI 51-102 »)

At the 2016 annual general meeting of shareholders of BCE Inc. (the “Corporation”) held on April 28, 2016 (the “Meeting”), and in accordance with section 11.3 of NI 51-102, the following matters were voted on.

1. Election of Directors

A ballot was conducted with respect to the election of directors. According to proxies received and ballots cast, the following individuals were elected as directors of the Corporation until the next annual shareholder meeting, with the following results:

NAME OF NOMINEE	VOTES FOR	%	VOTES WITHHELD	%
Barry K. Allen	343,814,124	99.18%	2,845,811	0.82%
Ronald A. Brenneman	342,133,645	98.69%	4,526,290	1.31%
Sophie Brochu	343,592,322	99.12%	3,067,613	0.88%
Robert E. Brown	341,986,293	98.65%	4,673,642	1.35%
George A. Cope	344,824,490	99.47%	1,835,445	0.53%
David F. Denison	343,858,348	99.19%	2,801,587	0.81%
Robert P. Dexter	334,054,800	96.36%	12,605,135	3.64%
Ian Greenberg	333,448,613	96.19%	13,211,322	3.81%
Katherine Lee	344,421,984	99.35%	2,237,951	0.65%
Monique F. Leroux	335,383,017	96.75%	11,276,918	3.25%
Gordon M. Nixon	343,747,120	99.16%	2,912,815	0.84%
Calin Rovinescu	325,548,049	93.91%	21,111,886	6.09%
Robert C. Simmonds	344,775,233	99.46%	1,884,702	0.54%
Paul R. Weiss	343,040,929	98.96%	3,619,006	1.04%

…/2

2. Appointment of Auditors

A ballot was conducted with respect to the appointment of Deloitte LLP as the Corporation’s Auditors. According to proxies received and ballots cast, Deloitte LLP was appointed the Corporation’s Auditors with the following results :

Votes For :	364,908,515 (97.15%)
Votes Withheld:	10,699,173 (2.85%)

3. Executive Compensation

A ballot was conducted with respect to the advisory resolution on executive compensation. According to proxies received and ballots casts, the proposal was approved with the following results:

Votes For:	329,951,691 (95.18%)
Votes Against:	16,705,622 (4.82%)

4. Shareholder Proposal No. 1

A ballot was conducted with respect to shareholder proposal No. 1 – Female Representation in Senior Management. The proposal was defeated with the following results:

Votes For:	43,094,233 (12.43%)
Votes Against:	299,796,467 (86.48%)
Votes Withheld:	3,767,090 (1.09%)

5. Shareholder Proposal No. 2

A ballot was conducted with respect to shareholder proposal No. 2 – Reconstitution of Compensation Committee. The proposal was defeated with the following results:

Votes For:	11,207,587 (3.23%)
Votes Against:	311,778,050 (95.71%)
Votes Withheld:	3,674,283 (1.06%)

(signed) Michel Lalande
Senior Vice-President, General Counsel & Corporate Secretary